VIA EDGAR

July 11, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On January 17, 2025, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment Nos. 322 and 323 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment Nos. 331 and 332 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement on Form N-1A (collectively, the “Amendments”). The Amendments were filed to add four new series, ProShares XRP ETF, ProShares Short XRP ETF, ProShares Ultra XRP ETF, and ProShares UltraShort XRP ETF (each, a “Fund,” and collectively, the “Funds”).

We received comments from you relating to the Amendments, dated February 25, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response to each such comment below. The Trust will file Post-Effective Amendments to the registration statement pursuant to Rule 485(b) under the 1933 Act (collectively, the “B Filings”). The B Filings are being made for the purpose of incorporating modifications to the Funds’ prospectuses and statements of additional information in response to your comments to the Amendments as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as in the Amendments.

Prospectus:

1.Comment: Please supplementally indicate when each Fund expects to launch.

Response: The Advisor currently anticipates launching ProShares Ultra XRP ETF shortly after effectiveness. The other Funds do not currently have a scheduled launch date.

2.Comment: Please revise the registration statement to reflect the principal and non-principal strategies of the Funds on the day the registration statement is anticipated to become effective. Please note that the staff is not aware of “XRP futures contracts” that trade on CFTC registered exchanges as of the date of this letter.

Response: The Trust respectfully declines to make a revision to the registration statement regarding the principal and non-principal strategies of the Funds. The Trust notes that subsequent to the Staff’s comment XRP futures contracts began trading on CFTC registered exchanges.

3.Comment: Please further disclose that XRP may be determined to be offered and sold as a security under federal or state securities laws, as appropriate.

Response: The Trust confirms the requested disclosures are included or will be included in the summary prospectus, specifically in the section titled “Principal Risks – XRP Risk” which states the following:

Legal or regulatory changes may negatively impact the operation of the XRP Ledger or restrict the use of XRP. For example, if XRP were determined or were expected to be determined to be offered and sold as a security under the federal securities laws, it is possible certain trading venues would no longer facilitate trading in XRP, trading in XRP futures may become significantly more volatile and/or completely halted, and the value of an investment in the Fund could decline significantly and without warning, including to zero.

The Trust also confirms the requested disclosures are included in the statutory prospectus, specifically in the section titled “Additional Information Regarding Principal Risks – The regulatory environment relating to XRP and XRP futures” which states the following:

The regulation of XRP, digital assets, digital asset trading venues, and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for XRP businesses to provide services, which may impede the growth of the XRP economy and have an adverse effect on adoption of XRP. In addition, certain XRP businesses may be operating out of compliance with regulations. Future regulatory changes or enforcement actions by regulatory authorities may alter, perhaps to a material extent, the ability to buy and sell XRP and XRP futures. Similarly, future regulatory changes or enforcement actions could impact the ability of the Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned. For example, if XRP were determined or were expected to be determined to be offered or sold as a security under the federal securities laws or state securities laws, it is possible certain XRP trading venues would no longer facilitate trading in XRP. As a result, trading in XRP futures may be completely halted or otherwise disrupted, or become significantly more volatile, XRP futures may become illiquid and/or lose significant value, and the Fund may have difficulty unwinding or closing out its XRP futures contracts. In that event, the value of an investment in the Fund could decline significantly and without warning, including to zero. There is no guarantee that security futures on XRP would begin trading on any particular timeframe or at all or that the Fund would be able to invest in such instruments. The determination that XRP is a security and the related impacts on XRP futures contracts may result in extraordinary expenses for the Fund.

4.Comment: Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if XRP is determined to be offered and sold as a security under federal or state securities laws.

Response: The Trust confirms the requested disclosures are included or will be included as noted above in response to Comment 3.

5.Comment: With respect to the XRP ETF, please disclose how the Fund is determining the “performance of XRP” as disclosed under the principal investment strategy section.

Response: The Trust has revised the Fund’s principal investment strategy to note that the Fund will measure the performance of XRP using the Bloomberg XRP Index.

6.Comment: With respect to the UltraShort XRP ETF, Short XRP ETF, and Ultra XRP ETF, the investment objectives include a bracket around "[XRP Index]". Please disclose and specifically identify the indices the Funds intend to use for purposes of their investment objectives.

Response: The Trust has revised each Fund’s investment objective to specify the Bloomberg XRP Index.

7.Comment: Please bold the following language which precedes the fee table: "You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below."

Response: The Trust has revised the registration statement to bold the requested language.

8.Comment: With respect to the fee table for the UltraShort XRP ETF, Short XRP ETF, and Ultra XRP ETF, please disclose in FN 2 the terms of the waiver and the terms of any potential recoupment by the adviser.

Response: The Trust has revised the disclosure to remove references to a fee waiver or reimbursement.

9.Comment: Please specifically disclose the reference assets the Funds will use for the swap agreements that will provide exposure to XRP.

Response: The Trust has removed all references to swap agreements from the summary prospectus.

10.Comment: With respect to the Fund’s use of swap agreements, please supplementally inform the staff of the counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

11.Comment: If notional exposure to a particular counterparty is likely to exceed 20% of the value of the Fund’s assets, if applicable, please disclose: (i) that the counterparty is subject to the informational requirements of the Exchange and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

12.Comment: To the extent the Fund will have more than 20% exposure to any swap counterparty, for such counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

13.Comment: Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a limited number of other counterparties available.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

14.Comment: Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

15.Comment: Please revise disclosure responsive to Item 9 to more fully explain how the Adviser determines the swaps’ notional exposure for a particular day, the impact that notional exposure would have on Fund returns, and the potential costs associated with entering into new swaps to maintain a Fund’s exposure to XRP (as applicable).

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

16.Comment: Please confirm that the Funds intend to use a relative value-at-risk (“VaR”) in complying with rule 18f-4 under the Investment Company Act of 1940 (“Investment Company Act”).

(a)Please provide hypothetical VaR calculations demonstrating how the Funds anticipate being able to achieve their respective objective while remaining in compliance with the relative VaR test under rule 18f-4.

(b)Please disclose the designated reference portfolio (index) that the Funds plans to use.

(c)Please confirm that the Funds’ designated reference portfolio is unleveraged.

(d)Please supplementally confirm that the Funds’ will be using a relative VaR test under Rule 18f- 4.

Response: The Trust confirms that each Fund intends to comply with Rule 18f-4 at the time the Fund is launched and utilizes a relative VaR test. The requested hypothetical VaR calculations are provided under separate cover. The Trust respectfully declines to disclose the designated reference portfolio in the registration statement as such disclosures are not required by Form N- 1A nor material to an investor. However, the Trust confirms supplementally that each Fund intends to use the Bloomberg XRP Index as its designated reference portfolio for purposes of compliance with Rule 18f-4. The Trust confirms that the Bloomberg XRP Index is unleveraged.

17.Comment: Please elaborate on the potential differences between returns based on the price of XRP vs. XRP linked instruments, such as futures and swaps that provide exposure to XRP (“XRP-Linked Instruments”), e.g., due to divergence in prices or potential costs associated with derivatives investing.

Response: The Trust has revised its disclosure to remove references to obtaining exposure to XRP by investing in derivatives that provide exposure to XRP through a pooled investment vehicle from the summary prospectus.

18.Comment: Please supplementally describe general policies and procedures related to how the Adviser, administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of crypto assets made against or ahead of the Fund purchase of crypto assets ETPs. Please describe changes to the Fund’s Code of Ethics to take into account such crypto assets transactions, if any.

Response: The Trust confirms that the Fund's code of ethics will apply to transactions in XRP or XRP-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

19.Comment: Please disclose in the Principal Investment Strategy that there is no assurance that the returns of the Fund's XRP-Linked Instruments will match that of XRP.

Response: The Trust confirms that the requested disclosures are or will be included as a principal risk in the section entitled “Principal Risks – Investment Strategy Risk” as follows:

While the performance of XRP futures contracts, in general, has historically been highly correlated to the performance of “spot” XRP, there can be no guarantee that this will continue. “Spot” XRP refers to XRP that can be purchased immediately.

In addition, the Trust notes that similar disclosures appear in the section entitled “Principal Risks – XRP Futures Risks” as follows:

The performance of XRP futures contracts, in general, has historically been highly correlated to the performance of XRP. However, there can be no guarantee this will continue. Transaction costs (including the costs associated with futures investing), position limits, the availability of counterparties and other factors may impact the cost of XRP futures contracts and decrease the correlation between the performance of XRP futures contracts and XRP, over short or even long-term periods. In the event that there are persistent disconnects between XRP and XRP futures, the Fund may not be able to obtain the desired exposure and may not be able to achieve its investment objective.

In addition, the performance of back-month futures contracts is likely to differ more significantly from the performance of the spot prices of XRP. To the extent the Fund is invested in back-month XRP future contracts, the performance of the Fund should be expected to deviate more significantly from the performance of XRP. Moreover, price differences between XRP and XRP futures will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in XRP, including larger losses or smaller gains.

20.Comment: Please supplementally discuss the Fund’s plans for liquidity management, including during both normal and reasonably foreseeable stressed conditions.

Response: As required by each Fund's Liquidity Risk Management Program, the Funds' liquidity program administrator will evaluate the liquidity of the Funds' investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Funds' money market instrument holdings, (iii) the Funds' concentration in certain investments, (iv) the Funds' access to borrowing and use of reverse repurchase agreements, (v) the size of the Funds' holdings and anticipated creations and redemptions, (vi) the capacity of counterparties to engage in such transactions, (vii) the relationship between the Funds' portfolio liquidity and the spread at which it is anticipated to trade, and (viii) the effect of the cash redemption basket on the overall liquidity of the Funds' portfolio.

21.Comment: Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of the Fund to implement its strategies.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

22.Comment: Please supplementally provide information about the Fund’s discussions with potential authorized participants (“APs”) or market makers, including:

(a)Please explain the ability of APs and market makers to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV.

(b)Please explain what instruments the APs will use to arbitrage and whether there will be any impact from the difficulties with custodying these instruments.

(c)Please explain if there are any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund’s operations.

Response The Advisor is currently in discussions with potential authorized participants (“APs”) and market makers in connection with the Fund’s launch. The Trust expects that the Fund will have sufficient support from APs and market makers to facilitate effective arbitrage and secondary market trading.

Based on these discussions, the Trust understands that APs and market makers anticipate using a combination of XRP-based instruments to hedge and arbitrage the Fund’s exposure. These instruments may include non-U.S.-listed exchange-traded products that provide exposure to XRP, XRP futures, and spot XRP transactions conducted through digital asset trading platforms.

While certain broker-dealers may face limitations in holding spot XRP directly in custody, the Trust understands that the APs and market makers expected to be most active in supporting the Fund have the operational capabilities to access and transact in the instruments necessary to support arbitrage. The Trust does not anticipate that custody of these instruments will present operational challenges that would materially impact the ability of APs or market makers to perform their functions.

The Advisor does not believe the Fund’s strategy raises unique considerations that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations. The Fund expects to list on NYSE Arca and comply with the listing requirements specified in Rule 5.2-E(j)(8).

23.Comment: Please disclose in more detail the risks associated with XRP swaps capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if the Fund’s ability to obtain exposure to XRP swaps is disrupted for any reason. In your response, please address what action the Adviser will take in such circumstances, and the impact of any disruption in the Fund’s ability to obtain pure-play, leveraged and inverse exposure to XRP.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

24.Comment: Please include risks related to potential concentration of ownership by Ripple or others and risks specific to XRP such as potential conflicts or risks with trusted validators operating the XRPL network.

Response: The Trust confirms the requested disclosures are or will be included in the summary prospectus, specifically in the section titled “Principal Risks – XRP Risk” which states the following:

Additionally, if one or a coordinated group of validators were to gain control of more than 20% of the XRP Ledger, they could have the ability to execute extensive attacks, manipulate transactions, halt payments and fraudulently obtain XRP. A significant portion of XRP is held by a small number of holders sometimes referred to as “whales”. Transactions by these holders may influence the price of XRP and these holders may have the ability to manipulate the price of XRP.

The Trust also confirms the requested disclosures are or will be included in the statutory prospectus, specifically in the section titled “Principal Investment Strategies – XRP” which states the following:

The value of XRP is determined in part by the supply of (which is limited), and demand for, XRP in the markets for exchange that have been organized to facilitate the trading of XRP. By design, the supply of XRP is limited to 100 billion. Of the 100 billion XRP generated by the XRP Ledger’s code, the founders of Ripple Labs Inc., a corporation incorporated and existing under the laws of Delaware, retained 20 billion XRP. As of the date of this Prospectus, there are approximately 58 billion XRP in circulation.

25.Comment: An ETF may only suspend the redemption of creation units in accordance with Section 22(e) of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange-Traded Funds, Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting Release). Given that the Fund’s investment objective involves gaining a market exposure to a single underlying asset, please address in your response whether the Fund will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of XRP.

•Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis: (1) Please describe the issues affecting the liquidity of XRP that would impact the Fund’s ability to create and redeem; (2) a discussion of whether counterparties may be unwilling to enter into swap transactions if they are unable to hedge their exposure due to an underlying issue with XRP; (3) a description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not translate into the Fund’s inability to create and redeem creation units; (4) a description of the considerations that the Fund’s board and the Adviser gave to the appropriateness of the Fund’s investment objectives and strategies, given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: Currently, the Advisor does not anticipate that market, regulatory, or other issues that impact the liquidity, trading, settlement or valuation of XRP would have a material negative impact on the ability of the Fund to issue and redeem creation units. Even in the event where XRP experiences disruptions on one or more trading platforms, the Advisor believes the Fund would be able to continue to accept orders for creation units and meet redemptions.

As required by Rule 22e-4(b)(1) and the Funds' Liquidity Risk Management Program (the "LRM Program"), the Funds' liquidity program administrator will evaluate the liquidity of the Funds' investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Funds' money market instrument holdings, (iii) the Fund's concentration, (iv) the size of a Fund's holdings and anticipated creations and redemptions in relation to the market for XRP, (v) the capacity of counterparties to engage in transactions, (viii) the relationship between a Fund's portfolio liquidity and the spread at which it is anticipated to trade, and (ix) the effect of the cash redemption basket on the overall liquidity of a Fund's portfolio.

Liquidity risks and the LRM Program are discussed with, and considered by, the Trust's Board of Trustees (the "Board"), as is the appropriateness of each Fund's investment strategy for an open- end fund.

With respect to swap agreements, the Trust notes that the Funds intend to primarily obtain exposure to XRP using XRP futures contracts and therefore have removed references to swap agreements from each Fund’s summary prospectus.

26.Comment: Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an AP.

Response: The Trust confirms the requested disclosures are included in each Fund’s “Principal Risks – Cash Purchases and Redemption Risk”.

Cash Purchases and Redemption Risk — The Fund expects to effect all of its creations and redemptions in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. The relatively high costs associated with obtaining inverse exposure to XRP futures contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

27.Comment: The disclosure in the “Investment Strategies” section states that the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at the quarter-end. Please also disclose here that the Fund will not achieve its investment objective at such times. Please add similar disclosure to other descriptions of the Funds’ investments in subsidiaries.

Response: The Advisor currently anticipates that the Fund will be able to achieve its investment objective at the Fund’s tax quarter-end. Nevertheless, the Trust has revised the “Principal Investment Strategies” section as follows:

The Fund expects to gain [inverse] [leveraged] exposure by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands and advised by ProShare Advisors LLC. Because the Fund intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, the Fund intends to invest no more than 25% of the Fund’s total assets (including any borrowings) in the subsidiary at each quarter end of the Fund’s tax year. As a result, during such periods, the Fund may borrow using reverse repurchase agreements and incur significant borrowing costs, and the Fund’s returns may be significantly lower than the Daily Target during such periods at the end of each tax quarter (e.g., July 31, 2025, October 31, 2025, January 30, 2026, April 30, 2026). In addition, the Fund may be required to dispose of a portion of its futures contracts, may not be able to obtain [inverse] [leveraged] exposure consistent with its Daily Target, and may or may not meet its investment objective as of the end of each tax quarter (e.g., July 31, 2025, October 31, 2025, January 30, 2026, April 30, 2026). Exceeding the 25% limit may have tax consequences, see the section entitled “Tax Risk” in the Fund’s Prospectus for more information. References to investments by the Fund should be read to mean investments by either the Fund or the subsidiary.

28.Comment: The disclosure under “Investment Strategies” refers to XRP Futures Contracts that trade on national securities exchanges. The staff is not aware of the existence of any such futures contracts. Please delete discussion of these instruments since they will not be available on the day of effectiveness of the registration statement.

Response: The Trust respectfully declines to make a revision to the registration statement regarding the "Investment Strategies” of the Funds. The Trust notes that subsequent to the Staff’s comment, XRP futures contracts began trading on CFTC registered exchanges.

29.Comment: On pages 11-12 the disclosure describes “Additional XRP-Related Investments.” The staff is not aware of the existence of any US investment companies that provide investment exposure to XRP futures contracts or XRP related US investment companies. Please delete discussion of these instruments since they will not be available on the day of effectiveness of the registration statement.

Response: The Trust respectfully declines to make a revision to the registration statement regarding the "Additional XRP-Related Investments” disclosure. The Trust notes that subsequent to the Staff’s comment, U.S. investment companies that provide exposure to XRP futures began trading.

30.Comment: Please supplementally explain to us how the Funds would update their disclosures if XRP Futures Contracts or XRP related US investment companies become available and how the Fund intends to invest in them as a principal investment strategy.

Response: The Trust confirms that the registration statement contains disclosures regarding how the Funds will invest in XRP futures as part of each Fund’s principal investment strategy.

31.Comment: Please supplementally identify the indices the Funds intend to use as their respective performance benchmarks.

Response: The Trust notes that the Funds intend to use the Bloomberg XRP Index as their performance benchmarks and the S&P 500 Index as their broad-based performance benchmark.

32.Comment: With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF and ProShares Ultra XRP ETF, please include the term "daily" in the Fund name to alert investors to the fact that the Fund may not perform as expected, and may have losses when an investor expected gains, if the Fund is held for a period that is different than one trading day.

Response: The Trust respectfully declines to make the requested change. The Advisor does not believe Section 35(d) of the 1940 Act or Rule 35d-1 thereunder require the inclusion of the word "Daily" in the name of the Fund.

33.Comment: With respect to the ProShares Short XRP ETF and the ProShares UltraShort XRP ETF, please state in the Important Information About the Fund section that the Fund pursues a daily investment objective that is inverse to the performance of its underlying asset, a result opposite of most mutual funds and exchange-traded funds.

Response: The Trust respectfully declines to include the requested disclosures in the “Important Information About the Fund” section, but notes that such disclosure is included in the “Principal Risks – Short or Inverse Investing Risk” section. For example, for the UltraShort XRP ETF, the following is stated in the “Principal Risks – Short or Inverse Investing Risk” section:

You will lose money when the Index rises – a result that is the opposite from a traditional index fund.

34.Comment: With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF, and ProShares Ultra XRP ETF, please include a statement in the Important Information About the Fund section that the Fund is intended to be used as a short-term trading vehicle.

Response: The Trust respectfully declines to make the requested change for the reasons discussed in the letter to the Staff dated July 24, 2023. The Advisor continues to believe such disclosures would be inaccurate and may contribute to misinformation about the Funds.

35.Comment: With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF and ProShares Ultra XRP ETF, please state in the Important Information About the Fund section that:

(a)The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios.

(b)The Fund is very different from most mutual funds and exchange-traded funds.

(c)Investors who do not understand the Fund, or who do not intend to actively manage their Funds and monitor their investments, should not buy shares of the Fund.

Response: The Trust respectfully declines to include this disclosure in the "Important Information about the Fund" section. The Trust believes the requested disclosures are appropriately reflected elsewhere or, in some instances, false and misleading.

(a)With respect to disclosure that "the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios", the Trust respectfully declines to include this disclosure as it is both inaccurate and misleading for the reasons previously discussed with the Staff.

The investment objective of the Funds is to seek daily investment results that correspond to a multiple (or an inverse multiple) of the return of an index for a single day, like other leveraged and inverse funds offered by the Advisor ("Geared Funds"). A fund's investment objective (daily or otherwise) simply describes the investment goal of the Fund. It is not intended to prescribe all the ways an investor can (or should) use a fund, including an investor's decisions about their preferred holding period or preferred monitoring strategy.

The SEC and FINRA have historically recognized that investors may use Geared Funds for longer periods as part of hedging and other strategies1. This perspective is supported by substantial academic literature that has definitively and repeatedly demonstrated that Geared Funds can usefully be incorporated into longer-term investment strategies, including strategies that do not require active monitoring and rebalancing2. It is also supported by the experience

1See Updated Investor Bulletin: Leveraged and Inverse ETFs , U.S. Securities and Exchange Commission (2023) ("there may be trading and hedging strategies that justify holding these investments longer than a day" ); The Lowdown on Leveraged and Inverse Exchange-Traded Products , FINRA (2022) (geared ETPs "can be held for periods that don't align with the stated objectives" and "there may be trading and hedging strategies that justify holding leveraged and inverse ETPs longer than a day, investors with an intermediate or long-term time horizon should carefully consider whether these products are appropriate for their portfolio."

2See e.g., Donald R. Chambers and Stephen M. Horan, Levered and Inverse Exchange-Traded Products: Evidence from Simulations, Journal of Alternative Investments (2023); Michael Gayed & Charles Bilello, A Systematic Approach to Managing Risk and Magnifying Returns in Stocks, 2016 Charles Dow Award (2016, updated through 2020); Corey Hoffstein, Levered ETFs for the Long Run? Think Newfound (2018); William J. Trainor Jr. et al., A Portfolio of Leveraged Exchange Traded Funds (2018); C. Thomas Howard, et al., Should Leveraged ETFs Be Held for Long Horizons? Advisor Perspectives (2015); Anthony Loviscek, et al., Do Leveraged Exchange-Traded Products Deliver Their Stated Multiples? Journal of Banking & Finance (2014); Jason S. Scott & John G. Watson, The Floor-Leveraged Rule for Retirement, Financial Analysts Journal (2013); Ian Ayres & Barry Nalebuff, Diversification Across Time, Journal of Portfolio Management (2013); William J. Trainor Jr. & Mark G. Carroll, Forecasting Holding Periods for Leveraged ETFs Using Decay Thresholds, Theory and Applications, Journal of Financial Studies & Research (2012); William Trainor, Solving The Leveraged ETF Compounding Problem, Journal of Index Investing (2011); Joanne Hill & Solomon Teller, Rebalancing Leveraged and Inverse Funds, ETFs and Indexing (2009); and George Foster & Joanne Hill, Understanding Returns of Leveraged and Inverse Funds, Journal of Indexes (2009).

of the many investors who have used these products over the last 25 years3 and by the actual performance of Geared Funds over longer time periods4.

Notwithstanding the substantial evidence referenced above and previously shared with the Staff, the Advisor has observed recent statements (including the Staff's comment) that conflate the daily investment objective with a limitation on how investors should use Geared Funds.

This is simply not accurate and stating otherwise would be both false and misleading. The Geared Funds are neither "designed" nor "intended" for a specific investor or a specific holding period; nor are they only appropriate when accompanied by a specific and mandated monitoring regime. They are designed to provide investors with daily leveraged or inverse exposure to an index. The Funds' daily investment objective, as discussed herein, describes the Funds' daily target exposure - not the Funds' intended use.

Each Fund's Prospectus encourages investors to monitor their investments in a manner that is consistent with their risk tolerance and investment goals. The principal risk entitled "Holding Period Risk" states in bold:

[Y]ou should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerance.

In addition, the section entitled "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" provides similar disclosure:

Investors should consider actively monitoring and/or periodically rebalancing their portfolios (which will possibly trigger transaction costs and tax consequences) in light of their investment goals and risk tolerance.

The Trust believes these statements adequately and appropriately urge investors to monitor and rebalance their portfolios in a manner that is consistent with their investment goals and risk tolerance without prescribing a mandated method or approach.

(b)With respect to disclosure that the fund is very different from most mutual funds and exchange- traded funds, the Trust notes that the summary section for each Fund that provides leveraged

3See e.g., Comment of Nicholas Molder , FINRA Regulatory Notice 22-08 (2022) ("My investment plan is focused on long term gains and uses leveraged funds to do that. I follow a systematic investment program that uses safety switches and signals to reduce exposure to leveraged funds while also maximizing the benefit leveraged funds provide in the long term."); Comment of Waichoi Shek , FINRA Regulatory Notice 22-08 (2022) ("I run a systematic quarterly rebalancing plan that is powered by leveraged ETFs. I know what I am doing. The proper use of these leveraged products is a key part of my financial plan... They improve my performance over the long term. I am not engaged in reckless trading, I understand the effect of daily magnification of an index[']s price movement, and I use this magnification to my advantage."); Comment of Frendy Glasser , File No. S7-24-15 (2020) ("I have used leveraged ETFs to enhance my returns in my portfolio for 7 years now. I use a rebalancing approach to maintain 3- 5% exposure in TQQQ and SPXL and this has been a very effective way to improve my overall performance."); Comment of Dean Onley , File No. S7-24-15 (2020) ("These products provide exceptional benefits in trending markets (i.e. under "normal" market conditions) – and to obtain the benefits, an investor needs to hold them for the duration of the trend....As an individual (ordinary?) investor, I have been trading Leveraged & Inverse Exchange- Traded Products for more than 10 years."). See more generally thousands of similar retail investor comments submitted to the SEC and FINRA. See also, Comments on FINRA Regulatory Notice 22-08 (2022); and Comments on Use of Derivatives by Registered Investment Companies and Business Development Companies , File No. S7- 24-15 (2016-2020).

4For example, for the 10-year period ended May 31, 2023, the top 3 performing mutual funds/ETFs, 6 of the top 10 performing mutual funds/ETFs and 11 of the top 20 performing mutual funds/ETFs were Geared Funds (based on Morningstar Direct data). These results, of course, would be different over different time periods and market cycles, and for funds with different exposures (e.g., inverse v. long exposure).

or inverse leveraged exposure includes substantially similar disclosure in the section entitled "Principal Risks – Leverage Risk" as shown below

Leverage Risk — The Fund uses leverage and will lose more money when the value of the Index falls than a similar fund that does not use leverage. The use of leverage increases the risk of a total loss of your investment. If the Index approaches a 67% loss at any point in the day, you could lose your entire investment. The use of leverage increases the volatility of your returns. The cost of obtaining this leverage will lower your returns.

Similarly, Funds that provide inverse exposure include substantially similar disclosure in the section entitled "Principal Risk – Short or Inverse Investing Risk" as shown below:

Short or Inverse Investing Risk — You will lose money when the Index rises – a result that is the opposite from a traditional index fund. Obtaining inverse or "short" exposure may be considered an aggressive investment technique. The costs of obtaining this short exposure will lower your returns. If the level of the Index approaches a 100% increase at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors.

In addition, the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives" provides similar disclosure as shown below:

Investment in a Fund involves risks that are different from and additional to the risks of investments in other types of funds. An investor in a Fund could potentially lose the full value of their investment within a single day.

(c)With respect to disclosure that “Investors who do not understand the Fund, or who do not intend to actively manage their Funds and monitor their investments, should not buy shares of the Fund" the Trust believes this formulation is overly technical. The Trust believes that more concise and direct language (e.g., "it is important that you understand") when paired with an explanation of the impact of long-term investing better conveys to investors the risks of investing in the Funds and the importance of understanding the consequences of long-term investing. For example, the excerpt below from the section entitled "Principal Risks – Holding Period Risk" as shown below:

If you are considering holding fund shares for longer than a day, it’s important that you understand the impact of Index returns and Index volatility (how much the value of the Index moves up and down from day-to-day) on your holding period....

The following table illustrates the impact of Index volatility and Index return on Fund returns for a hypothetical one-year period. However, these effects will impact your return for any holding period other than a day. The longer you hold shares of the Fund, the more magnified these effects will be. As a result, you should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerance....

For more information, including additional graphs and charts demonstrating the effects of Index volatility and Index return on the long-term performance of the Fund, see "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" in the Fund's Prospectus.

With respect to disclosure that “investors who…do not intend to actively manage their Funds and monitor their investments, should not buy shares of the Fund”, the Trust believes the requested disclosures are appropriately disclosed as noted above in response to Comment 33(a).

36.Comment: Please supplementally confirm that:

(a)the financial statements of the Subsidiary will be consolidated with those of the Fund (if not, please explain why not);

(b)the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder;

(c)the Subsidiary and its board of directors will designate an agent for service of process in the United States; and

(d)the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Trust so confirms.

37.Comment: Please describe any disruptions the XRP Ledger experienced, including any significant instances of network congestion/latency issues or downtimes on the XRP Ledger. Please supplementally describe how such events will impact the valuation of swap transactions and the related impact on the Fund’s NAV.

Response: The Trust has revised the registration statement, specifically the “Principal Risks – XRP Risk” section in the summary prospectus, to include additional examples of when disruptions in the XRP Ledger have resulted in significant price volatility. As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus.

38.Comment: Page 10 states, “As of the date of this Prospectus, there are approximately 99.987 billion XRP in circulation.” Please confirm this amount in circulation is accurate. The staff notes that a certain amount of XRP supply may still be in escrow.

Response: The Trust has revised to note that there are approximately 58 billion XRP in circulation per the CME.

Statement of Additional Information:

39.Comment: Page 7 of the SAI indicates that XRP use cases include: “serving as a medium of exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens”. Please supplementally describe if the use case of “facilitating cross-border payments” is also applicable to XRP.

Response: The Trust has revised the disclosure as requested.

40.Comment: Page 64 describes the “Determination of Net Asset Value”. This section does not appear to indicate how the Fund will determine NAV with respect to the Fund’s intended investments in XRP swaps. Please update this section to include such policies, including references to how XRP is traded 24/7 and the connection and/or differences to the Funds’ determination of NAV daily at 4:00 p.m. daily.

Response: As noted above in response to Comment 9, the Trust has removed all references to swap agreements from the summary prospectus. The Funds intend to primarily obtain exposure to XRP using XRP futures contracts which will be valued consistent with each Fund’s valuation guidelines. The Trust confirms that the referenced disclosures accurately reflect each Fund’s valuation guidelines.

41.Comment: Page 44 discloses Trustee experiences, qualifications, and attributes. It appears that there is no description of experience, qualifications and attributes related to overseeing crypto assets or XRP related portfolios. Please supplementally confirm no such experience exists for such Trustees and supplementally advise the staff if the Fund’s selected portfolio managers have any such experience.

Response: The Trustees have overseen the launch and ongoing operation of multiple digital asset futures-based ETFs, including ProShares Bitcoin Strategy ETF (BITO), ProShares Short Bitcoin Strategy ETF (BITI), and ProShares Ether Strategy ETF (EETH), among others. In this capacity, the Trustees have gained familiarity with the oversight of funds that invest in digital asset futures and related instruments.

The Trustees have established familiarity with digital assets sufficient to effectively oversee the new XRP related portfolios.

Further, the Portfolio Managers have gained familiarity in this space through extensive research and due diligence, which include reviews of academic and industry research, and discussions with counterparties, index providers, exchanges and industry experts. The Portfolio Managers have significant experience and expertise in managing futures-based funds.

In the context of each Fund’s investment strategy and expected trading, the Portfolio Managers have assessed the liquidity and depth of the XRP futures markets primarily through monitoring and analysis of futures volume, open interest, and bid/ask spread as well as each Fund’s expected transaction costs and potential capacity constraints.

The Funds will be managed essentially the same as other funds managed by the Advisor for the Trust. The XRP related portfolios will be managed using essentially the same management and oversight process as currently used for other series of the Trust that invest through wholly-owned Cayman subsidiaries (for example, ProShares Bitcoin ETF and ProShares Ether ETF). Funds investing through a Cayman subsidiary require additional monitoring for tax compliance purposes which the Advisor has extensive experience with as a result of managing the other referenced ETFs.

42.Comment: On page 41, under the Fund’s “Investment Objectives and Policies”, under Policy No. 7, please revise the policy to only reference those XRP instruments that are available for the Fund to invest in on the date the registration statement becomes effective.

Response: The Trust respectfully declines to make a revision to the registration statement regarding the principal and non-principal strategies of the Funds. The Trust notes that subsequent to the Staff’s comment XRP futures contracts began trading on CFTC registered exchanges.

General Comments:

43.Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Trust confirms that it does not expect to submit any exemptive applications or no-action requests in connection with this registration statement.

Additional Comments

44.Comment: Please supplementally explain whether the Funds will have significant exposure to another issuer, whether directly or indirectly, through derivatives instruments. If so, please identify the issuer.

Response: The Trust confirms that it does not expect to have significant exposure to another issuer either directly or indirectly through derivatives.

45.Comment: Please supplementally discuss how the Funds will be expected to perform during significant daily downturns in the price of XRP futures.

Response: The Advisor expects that the Funds will operate consistent with their investment objective during periods of both significant daily downturns and significant daily upturns. As an example, the Advisor expects the Funds would have operated as expected if they had been in operation for the period from June 12, 2025 to June 20, 2025. Over the six business days from June 12, 2025 to June 20, 2025, based on the Bloomberg XRP Index, the daily returns of XRP were -3.32%, -3.87%, 9.77%, -6.06%, 2.03%, and -0.94%. In total, XRP declined 7.00% over this period. Over the same six-day period, based on daily settlement prices, the daily returns of front- month XRP futures were -3.87%, -3.69%, 9.83%, -6.78%, -1.71%, and -0.31%. In total, front- month XRP futures declined 7.10% over this period. The Advisor expects that the Ultra XRP ETF, investing in front-month XRP futures, would have corresponding daily returns, before fees and expenses, of approximately -7.73%, -7.38%, 19.66%, -13.56%, -3.41%, and -0.61%, based on NAV and would have a return of -15.14% over the six-day period, if operated over this same six- day period. The Advisor expects that the UltraShort XRP ETF, investing in front-month XRP futures would have corresponding daily returns, before fees and expenses, of approximately 7.73%, 7.38%, -19.66%, 13.56%, 3.41%, and 0.61%, based on NAV and would have a return of 9.08% over the six-day period, if operated over this same six-day period. The Advisor expects that the Short XRP ETF, investing in front-month XRP futures would have corresponding daily returns, before fees and expenses, of approximately 3.87%, 3.69%, -9.83%, 6.78%, 1.71%, and 0.31%, based on NAV and would have a return of 5.78% over the six-day period, if operated over this same six-day period.

46.Comment: Would such price changes impact Fund operations, including the Fund creation and redemption process and/or its ability to meet its investment objective.

Response: The Advisor does not expect significant price changes to have a significant negative impact on the creation/redemption processes of the Funds. The Funds use essentially the same creation/redemption processes and arbitrage mechanism as other ETFs and the Advisor therefore does not expect volatility to have a significant negative impact on such processes.

While there was significant volatility in XRP and XRP futures contracts from June 12, 2025 to June 20, 2025, trading continued throughout the day each with significant volume and a closing price was reported each day. Specifically, the total notional volume for front-month XRP futures over the period was $251 million. The notional open interest for front-month XRP futures averaged $139 million. This indicates that there was significant interest in both sides of the trade from both buyers and sellers. Additionally, the correlation between the price returns of front-month XRP futures contracts and spot XRP during the period (0.9964) was similar to the full sample correlation (0.9963, April 22, 2025 to June 30, 2025), notwithstanding the volatility in the market during the period.

In light of this liquidity, the Advisor believes the Funds would have been able to obtain the desired futures exposure and exit its positions, if necessary. Additionally, closing prices for XRP futures were reported each of the referenced days, which would have allowed the Funds to calculate end- of-day NAVs. In light of the above, the Advisor believes the market events during these periods would not have had an impact on the liquidity profile of the Funds, the ability of the Funds to obtain appropriate investment exposure or to meet redemption requests, the ability of the Funds to calculate NAV or otherwise had a material adverse impact on the operations of the Funds.

47.Comment: Please supplementally discuss whether the Funds anticipate any capacity constraints in the futures market that would limit the size of the Fund’s exposure to futures and explain how the Fund intends to monitor market capacity as new participants enter the market.

Response: The Advisor does not expect that the current level of existing XRP futures volumes and open interest would create capacity constraints for the Funds or otherwise limit the Funds’

ability (or the ability of similar products) to obtain the desired exposure to XRP futures contracts, or that the Funds’ futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts.

The market for XRP futures contracts, as measured by current volume and open interest, has increased significantly since such contracts began trading. For example, from April 22, 2025 to June 30, 2025, the average daily notional volume in the front-month XRP futures contracts averaged $7 million and notional open interest averaged $119 million.

The Advisor believes the current level of futures volumes and open interest for XRP futures indicate a market of sufficient size and liquidity and will not create capacity constraints or exposure limits for, or limit the ability of, the Funds (or similar products) to obtain, the desired exposure. For the same reasons, the Advisor does not believe the Funds’ futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities (which typically is fixed by the number of shares issued), additional futures contracts may be created whenever there is sufficient interest in such contracts. The Advisor expects the current number of registrants looking to launch similar funds is likely to have a corresponding positive impact on the XRP futures market. To the extent there is demand for the shares of such funds, the purchase of fund shares should increase both open interest and contract volume.

The charts below illustrate this point. The first chart shows the growth in volume and open interest of XRP futures contracts and that, in general, open interest has moved with contract volume. The second chart provides a similar comparison based on notional value.

CONTRACT VOLUME & OPEN INTEREST: Coinbase XRP Futures

Daily, Apr. 22, 2025 - Jun. 30, 2025

13,000
12,000
Volume

11,000	Open Interest

10,000

9,000
8,000
7,000

6,000

5,000

4,000

3,000

2,000
1,000
0
Apr-25		May-25	Jun-25

NOTIONAL VOLUME & OPEN INTEREST: Coinbase XRP Futures

Daily, Apr. 22, 2025 - Jun. 30, 2025

Millions

300

250	Volume

Open Interest

200

150
100

50

0	May-25	Jun-25
Apr-25

The chart below shows the price of the front-month XRP futures contract and the price of spot XRP (as measured by the Bloomberg XRP Index). The chart shows the correlation between the returns of the respective contracts and XRP over the maximum data history available. As the chart illustrates, the significant increases in contract volume illustrated above have not resulted in significant deviations between the price of the front- month futures contracts and the spot prices, which were highly correlated during the measurement period.

ROLLING 21-DAY CORRELATION: XRP Futures vs. XRP

Daily, May 20, 2025 - Jun. 30, 2025

1.0000

0.9975

0.9950

0.9925

Rolling 21-Day Correlation Full-Period Correlation (0.9963)

0.9900

4/22 4/25 4/28	5/1	5/4	5/7	5/10 5/13 5/16 5/19 5/22 5/25 5/28 5/31	6/3

The lack of a material impact on price is further supported by an analysis of the bid-ask spreads on front-month XRP futures contracts. If demand had a material impact on price, we would expect to see widening bid-ask spreads as demand increases. Instead, as illustrated below, spreads clustered around the mean throughout the period.

AVERAGE BID-ASK SPREAD: XRP Futures
Daily, Apr. 22, 2025 - Jun. 30, 2025
1.00%
0.90%		Daily
0.80%		Full-Sample (0.20%)
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%	May-25	Jun-25
Apr-25

The Advisor does not believe the number of registrants looking to launch similar funds is likely to have a negative impact on the XRP futures market. As the assets of the Funds and similar products grow, the Funds and such products will need to enter into additional XRP futures contracts to achieve their desired exposures. As illustrated by the data provided above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the prices of such contracts.

The Advisor monitors market capacity and liquidity, as well as counterparty exposure and capacity, on a daily basis.

Finally, the Advisor does not currently anticipate that the position limits or accountability levels imposed by the futures exchange or position limits imposed by FCM will have any material negative impact on the ability of the Fund to achieve its investment objective or meet redemption requests. The current front-month XRP futures position limit is 20,000 contracts which equates to approximately $472 million of exposure based on current contract values.

48.Comment: Please supplementally explain and disclose the impact of high margin associated with XRP futures contracts on the Funds’ ability to obtain exposure, including leveraged, leverage- inverse or inverse exposure, as applicable.

Response: The Advisor does not expect the current margin requirements associated with XRP futures contracts to impact the Funds’ ability to achieve their Daily Target, except at the end of each Fund’s tax quarter.

49.Comment: Please supplementally confirm whether the Funds have lined up FCMs and identify who those FCMs are.

Response: The Trust confirms that the Funds, through their subsidiaries, have multiple available FCMs, the names of which will be provided under separate cover.

50.Comment: Please supplementally explain how the Fund anticipates categorizing the liquidity of XRP futures and the rationale for such classification.

Response: The front-month, cash-settled XRP futures contracts in which the Funds invest are expected to be classified as “highly liquid.” Under current market conditions and at the level at which the Funds are expected to invest, the Funds expect that positions in significant size would be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

51.Comment: Please disclose the impact of exceeding certain thresholds, such as FCM-imposed capacity limits or the CME’s position limits for a given contract, and whether these circumstances (or others) may cause a Fund to reduce their exposure, including leveraged, leverage-inverse or inverse exposure, as applicable. Please address what actions the Advisor may take in such circumstances and the impact of any disruption on the Fund’s ability to obtain appropriate exposure.

Response: The Trust confirms the requested disclosures are included in the summary section of the Prospectus for each Fund in the principal investment risk entitled “XRP Futures Capacity Risk” which states:

XRP Futures Capacity Risk – If the Fund’s ability to obtain exposure to XRP futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the XRP futures market, a disruption to the XRP futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund’s futures commission merchants (“FCMs”), the listing exchanges or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund’s ability to obtain leveraged exposure to XRP futures contracts will cause the Fund’s performance to deviate from the performance of XRP and XRP futures. Additionally, the ability of the Fund to obtain leveraged exposure to XRP futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences, see the section entitled “Tax Risk” in the Fund’s Prospectus for more information.

In addition, the Trust confirms the Item 9 disclosures for ProShares Short XRP ETF, ProShares Ultra XRP ETF, and ProShares UltraShort XRP ETF will include the following:

Additional XRP-Related Investments

If the Fund is unable to obtain the desired exposure to XRP through swap agreements or futures contracts because it is approaching or has exceeded position limits or accountability levels or because of liquidity or other constraints, ProShare Advisors LLC intends to take such action as it believes appropriate and in the best interest of the Fund. This may include among other things, investing in equity securities of “XRP-related companies” or investing in other U.S. investment companies that provide investment exposure to XRP futures contracts or XRP- related companies. For these purposes, XRP-related companies are companies listed on a U.S. stock exchange that ProShare Advisors LLC believes provide returns that generally correspond, or are closely related, to the performance of XRP or XRP futures. For example, the Fund may invest in U.S. listed companies engaged in digital asset mining or offering digital asset trading platforms.

In addition, with respect to ProShares Ultra XRP ETF, the Fund may also invest in U.S. listed ETFs that provide exposure to XRP futures. Each Fund may enter into swap agreements that provide exposure to XRP or XRP futures. In the future, the Funds may seek to obtain the desired exposure to XRP by investing in U.S. listed ETFs that hold XRP or by entering into swap agreements that use such ETFs as a reference asset. U.S. listed ETFs that hold XRP are not expected to be regulated under the Investment Company Act of 1940 and their sponsors may not be registered under the Investment Advisers Act of 1940. Therefore, a Fund’s investments in these vehicles will not benefit from the protections and restrictions of those laws. As of the date of this Prospectus, there are no U.S. listed ETFs that hold XRP.

Similarly, the Trust confirms the Item 9 disclosures for ProShares XRP ETF will include the following:

Additional XRP-Related Investments

If the Fund is unable to obtain the desired exposure to XRP through futures contracts because it is approaching or has exceeded position limits or accountability levels or because of liquidity or other constraints, ProShare Advisors LLC intends to take such action as it believes appropriate and in the best interest of the Fund. This may include among other things, investing in equity securities of “XRP-related companies” or investing in other U.S. investment companies that provide investment exposure to XRP futures contracts or XRP-related companies. For these purposes, XRP-related companies are companies listed on a U.S. stock exchange that ProShare Advisors LLC believes provide returns that generally correspond, or are closely related, to the performance of XRP or XRP futures. For example, the Fund may invest in U.S. listed companies engaged in digital asset mining or offering digital asset trading platforms.

In addition, the Fund may also invest in U.S. listed ETFs that provide exposure to XRP futures. The Fund may enter into swap agreements that provide exposure to XRP or XRP futures. In the future, the Fund may seek to obtain the desired exposure to XRP by investing in U.S. listed ETFs that hold XRP or by entering into swap agreements that use such ETFs as a reference asset. U.S. listed ETFs that hold XRP are not expected to be regulated under the Investment Company Act of 1940 and their sponsors may not be registered under the Investment Advisers Act of 1940. Therefore, the Fund’s investments in these vehicles will not benefit from the protections and restrictions of those laws. As of the date of this Prospectus, there are no U.S. listed ETFs that hold XRP.

*	*	*	*	*

We hope that these responses adequately address your comments. If you or any other Commission Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.

Very truly yours,

/s/ Kristen Freeman

Kristen Freeman

ProShares Advisors LLC

Senior Director, Counsel